UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

MASTERWORKS 164, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12041

Delaware	88-3423538
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks 164, LLC, a Delaware limited liability company and, as the context requires, the 164 segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware limited liability company formed on July 5, 2022 to facilitate investment in a single work of art created in 2010 by Yayoi Kusama (the “Artwork”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

On or about November 3, 2022, the Company commenced accepting subscriptions for an offering of up to 138,750 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $2,775,000 (the “Offering”). Each Class A ordinary share was offered at $20.00 per share. The Offering was fully subscribed and a final closing was held on January 19, 2023. All of the proceeds from the Offering were used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks.

During all relevant times following the initial closing of the Offering, title to the Artwork has and will continue to be held by the 164 segregated portfolio (the “Segregated Portfolio”) of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (“Masterworks Cayman”). A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. The Segregated Portfolio is treated as a subsidiary of the Company for financial reporting purposes. The Artwork is and will continue to be the only material asset of the Segregated Portfolio. The Segregated Portfolio will not incur any indebtedness for borrowed money and will not enter into any contracts, except the management services agreement (as amended, the “Services Agreement”) or any amendment or replacement thereof, or as may be necessary in connection with the sale of the Artwork.

3

Pursuant to the Services Agreement among us, Masterworks Cayman on behalf of the Segregated Portfolio and Masterworks entered into upon the initial closing of the Offering, the Administrator manages all administrative and custodial services relating to our business and pays all ordinary and necessary costs and expenses relating to our business. Until December 31, 2023, in exchange for these services and as reimbursement for these costs and expenses, we issued Class A preferred shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding after giving effect to such issuance, per annum. On December 31, 2023, the parties amended the Services Agreement to provide that the Segregated Portfolio issue its preferred shares to the Administrator at a rate of 1.5% of the total outstanding equity interests of the Segregated Portfolio after giving effect to such issuance, per annum (the “SPC preferred shares”), which are exchangeable on a one-for-one basis into Class A ordinary shares of the Company, in respect of management services on a go-forward basis (together with any other Class A shares issued in respect of management fees, “Management Fee Shares”). Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed upon the sale of the Artwork or a sale of our Company, as applicable.

Other than activities related to the Offering and the acquisition and maintenance of the Artwork, we have not conducted any other business activities or operations. Our strategy is to hold the Artwork for capital appreciation and to display and promote the Artwork so as to enhance its value and broaden its exposure to the art-viewing public. We will not conduct any business activities except for activities relating to the ownership, maintenance, promotion and the eventual sale of the Artwork.

We do not expect to generate any material amount of revenues or cash flow unless and until the Artwork is sold. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

We do not earn a material amount of revenue and have not entered into a contract for the sale of the Artwork. Our operating results for any fiscal period following the final closing of the Offering and prior to the period in which the Artwork is sold, will only reflect the management services fee, which include all ordinary and necessary operating expenses, any extraordinary or non-recurring items for which we are responsible, if any, and, in the fiscal period in which the artwork is acquired, the expense allocation payable to Masterworks. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork. Operating results for a particular fiscal period may also be affected by changes in the fair value of the Artwork, since the services fee payable to Masterworks in the form of Management Fee Shares is recorded based on the fair value of the Class A shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, we were not responsible for any extraordinary or non-recurring expenses.

Contingent Liabilities

We had no contingent liabilities as of June 30, 2025.

Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

4

We had no federal and state income tax assets, liabilities or expenses as of and for the period ended June 30, 2025.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our business in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2025 and as of June 30, 2024, respectively:

	June 30, (in thousands)
	2025	2024
Assets
Cash, cash equivalents and restricted cash	$6,765,617	$24,468,658
Investments in securities from affiliates	25,483,356	18,691,099
Property and equipment, net	393,175	429,878
Other assets	4,497,5803	1,391,623
Total assets	$37,139,729	$44,981,259

Liabilities
Current liabilities	$3,986,304	$2,765,713
Long-term liabilities	0	0
Total liabilities	3,986,304	2,765,713

Member’s Equity	33,153,425	42,215,546
Total Member’s Equity	$33,153,425	$42,215,546

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of additional membership interests, excluding management fee shares, and we are not permitted to do so under our operating agreement without the prior approval of holders of the Class A ordinary shares.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021 and borrowings under a $25 million senior secured revolving credit facility that expires in November 2025. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Masterworks has generated operating losses and negative cash flows from operations since 2022.

The Administrator earns fees in the form of management fee shares from us and other similar issuer entities and earns revenue when artwork is sold. The Class A preferred shares have a $20.00 per share liquidation preference over Class A ordinary shares and each Class A preferred share can be converted into one Class A ordinary share at any time at the discretion of the holder of the Class A preferred share. Likewise, the SPC preferred shares have a $20.00 per share liquidation preference over SPC ordinary shares and each SPC preferred share can be exchanged into one Class A ordinary share at any time at the discretion of the holder of the SPC preferred share. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

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The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the operations of the Company until the sale of the Artwork. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other similar issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

Masterworks’ revolving credit facility is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company. As of September 26, 2025, Masterworks has no outstanding borrowings under the credit facility. Any subsequent borrowings, if any, along with certain fees and expenses become due and payable on November 30, 2025.

The Administrator conducts other business activities, including the administration of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash inflows will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, the Company plans to own the Artwork for an indefinite period.

Recent Developments in the Art Market

Transaction volumes in the global art market continued to reset from its COVID-era highs through 2024 and into the first half of 2025. Contemporary auction sales fell by 36% in 2024 to a six-year low, led by a sharp pullback in ultra-contemporary works – those by artists born from the 1970s onward – which declined -43% YoY amid sustained weakness in Chinese demand. Post-War continued to dominate sales at the top end of the market, capturing 76% of the $1m+ value and 73% of the lots (and 81% of the $10m+ lots) within the combined Post-War & Contemporary category.

In general, lower sales volumes has the effect of diminishing consignor interest in selling top-quality material, particularly at public auction. As a result, sales at the very highest end tightened with one nine-figure lot sold in 2024 (compared to two in 2023 and six in 2022), and sales between $10m-$100m dropped 45.5%, exerting an outsized drag on totals. Market fundamentals, however, showed improvement: sell-through rates rose to 84%, a three-year high, and the price-to-estimate ratio grew to 29% from 27% in 2024, signaling healthier price discovery, better-matched expectations and a return to a more normalized market

Private sales channels captured increased transaction volume as sellers avoided public auctions and buyers sought discretion.Christie’s private sales rose 41% YoY and Sotheby’s rose 17%. Dealer-run digital channels have more than doubled since 2019, reflecting continued investment and buyer comfort online. Meanwhile, third-party guarantees remained a core tool for underwriting marquee works. Collectors skewed toward established, market-tested names, as Jean-Michel Basquiat, Andy Warhol, and David Hockney led 2024 auction sales, at $185m, $173m and $151m respectively, underscoring the depth in mature Post-War markets even as riskier Contemporary assets reset.

Looking ahead through 2025, market sentiment has improved, but tariffs, geopolitics, and financial-market volatility could temper demand, particularly at the top end of the market. We expect a selective, private sales-led recovery: Post-War should continue to anchor the high end, while Contemporary stabilizes off 2024 lows with selectivity, guarantees and private sales shaping the pace of the rebound. A backlog of major estate sales, which tends to bring new material to the market, remains a potential catalyst for improved market sentiment and opportunity for price discovery.

Current art market transaction volumes remain below prior periods, reducing near-term opportunities for artwork sales and by extension, capital formation for new offerings. This has resulted in fewer portfolio exits and corresponding distributions to investors. The Company continues to exercise flexibility in timing sales based on market conditions. For the Administrator, reduced realized sales has decreased cash flows from profit participation, though management fee accruals continue as designed.

We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork until we sell the Artwork or the earlier termination of the Services Agreement.

Item 2. Other Information

None.

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Item 3. Consolidated Financial Statements

MASTERWORKS 164, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Period January 1, 2025 Through June 30, 2025

and For the Period January 1, 2024 Through June 30, 2024

F-1

MASTERWORKS 164, LLC

Consolidated Balance Sheet

	As of	As of
	June 30, 2025	June 30, 2024
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	110
Total Current Assets	120	110
Artwork	2,500,000	2,500,000
Total Assets	$2,500,120	2,500,110
MEMBERS’ EQUITY
Members’ Equity:
Total Members’ Equity	$2,500,120	2,500,110

Noncontrolling interests in consolidated subsidiary	63,720	21,120
Members’ Equity	2,436,400	2,478,990

Total Members’ Equity	$2,500,120	2,500,110

The accompanying notes are an integral part of these consolidated financial statements.

F-2

MASTERWORKS 164, LLC

Consolidated Income Statement

	For the period from January 1, 2025 through June 30, 2025	For the period from January 1, 2024 through June 30, 2024
Expenses:
Share-based compensation - management services fees	$21,480	21,120
Total Expenses	21,480	21,120
Net Income/(Loss)	$(21,480)	(21,120)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	138,893	138,750

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MASTERWORKS 164, LLC

Consolidated Statement of Members’ Equity

	Class A ordinary Shares		Class A preferred Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class A preferred Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	138,750	$2,460,809	1,972	$39,201	1,000	$100	$2,500,110	-	$-	$2,500,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	1,056	21,120	21,120
Shares exchanged / converted	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	(21,120)	-	-	-	-	(21,120)	-	-	(21,120)
Balance at June 30, 2024	138,750	$2,439,689	1,972	$39,201	1,000	$100	$2,478,990	1,056	$21,120	$2,500,110

Balance at January 1, 2025	138,750	$2,418,579	1,972	$39,201	1,000	$100	$2,457,880	2,112	$42,240	$2,500,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	1,074	21,480	21,480
Shares exchanged / converted	256	5,120	(256)	(5,120)	-	-	-	-	-	-
Net income/(loss)	-	(21,480)	-	-	-	-	(21,480)	-	-	(21,480)
Balance at June 30, 2025	139,006	$2,402,219	1,716	$34,081	1,000	$100	2,436,400	3,186	63,720	$2,500,120

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS 164, LLC

Consolidated Statement of Cash Flows

	For the period from January 1, 2025 through June 30, 2025	For the period from January 1, 2024 through June 30, 2024
Cash Flows from Operating Activities:
Net income/(loss)	$(21,480)	(21,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	21,480	21,120
Net Cash Provided/(Used) in Operating Activities	-	-

Net Change in Cash and Cash Equivalents	-	-
Cash and Cash Equivalents, beginning of period	120	110
Cash and Cash Equivalents, end of period	$120	110

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025 and 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 164, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by Yayoi Kusama (the “Artwork”). On or about November 3, 2022, the Company commenced accepting subscriptions for an offering of up to 138,750 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $2,775,000 (the “Offering”). Each Class A ordinary share was offered at $20.00 per share. The Offering was fully subscribed and a final closing was held on January 19, 2023.

All of the proceeds from the Offering were used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Member’s Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the member of the Company for the financial obligations of the Company is limited to the member’s contribution of capital.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owns a substantial majority of the economic interests in the 164 Segregated Portfolio (the “Segregated Portfolio”) that owns the Artwork. Title to the Artwork is held by the Segregated Portfolio. As the context requires, references in these consolidated financial statements to the “Company” include either or both of the Company and the Segregated Portfolio, and references to “consolidated” refer to the fact that the Company treats the Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10 Consolidation: Overall. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Artwork – The purchase price of the Artwork was $2,500,000. Title to the Artwork is held by the Segregated Portfolio.

The Segregated Portfolio has no assets other than the Artwork, no indebtedness, and does not conduct any operations other than incidental to ownership of the Artwork. The Artwork is recorded at cost, which is the purchase price paid for the Artwork. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

F-6

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for any period presented.

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times, but only for a very limited duration. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing net income (loss) available to Class A ordinary shareholders by the weighted-average Class A ordinary shares outstanding during the period.

For diluted earning per share, the weighted-average share count also includes additional Class A shares that could be issued from:

1.	The exchange of Management Fee Shares (as defined later in this Note).
2.	The conversion of Class B shares, if any, based on the estimated fair value of the related artwork.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. As a segregated portfolio of a Cayman Islands company treated as a corporation, the Segregated Portfolio is not subject to any foreign or domestic income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

The Company expects that it will be taxed as a partnership. Generally partnerships are not subject to federal or state income taxes. Should the Company be taxed as a partnership, all of the taxable income or loss will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes.The Company’s taxable income or loss may vary substantially from income or loss reported for financial reporting purpose. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits, if any, consist of amounts received from potential investors that might be settled in the form of the issuance of Class A ordinary shares at an undetermined future date. Amounts not settled to Class A ordinary shares by the time of the final closing are returned to the investor.

F-7

Members’ Equity – Members’ equity is comprised of different classes of membership interests, as described below:

Class A preferred shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class A ordinary shares and Class B shares. If and to the extent the holders of Class A preferred shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the holders of Class A ordinary shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of both the Class A preferred shares and the Class A ordinary shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A preferred shares and Class A ordinary shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A ordinary shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A ordinary shares is limited to 138,750 plus (i) shares issued pursuant to the Services Agreement (as defined below) (including shares which may be issued upon conversion and exchange of such shares), plus (ii) shares which may be issued upon conversion of Class B shares. The number of Class A preferred Shares shall be limited to the number of Class A preferred shares which may be issued pursuant to the Services Agreement, provided that following December 31, 2023, SPC preferred shares (exchangeable for Class A ordinary shares) are issued pursuant to the Management Services Agreement instead of Class A preferred shares. Class A preferred shares may be convertible into Class A ordinary shares, in whole or in part, at any time prior to the consummation of the sale of the Artwork, for no additional consideration. All Class A ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A ordinary shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and Class B shares. Any increase in value of the Class A ordinary shares would potentially dilute earnings per share in the future. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Balance Sheet. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

The SPC preferred shares have $20 per share liquidation preference over SPC ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC preferred share. The SPC preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the Segregated Portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares or SPC ordinary shares. The SPC preferred shares are exchangeable into Class A ordinary shares of the Company at an exchange rate of 1 for 1. If there is a sale of the Artwork resulting in a net loss (i.e. holders of Class A shares on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC preferred shares, would effectively receive up to $20 per SPC preferred share in preference to any distribution made to Class A shareholders of the Company. If the Artwork sale results in a net profit (i.e. holders of Class A shares on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would convert its SPC preferred shares into Class A shares of the Company prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders.

SPC ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC preferred shares, if any.

The Class C ordinary share has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C ordinary Share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in the Company’s Class A ordinary shares.

F-8

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to the Management Services Agreement under which the Administrator will receive a management services fee, payable quarterly in arrears (the “Services Agreement”). Until December 31, 2023, the management services fee is payable in the form of additional membership interests represented by Class A preferred shares. On December 31, 2023, the parties amended the Services Agreement to provide that the Segregated Portfolio issue its preferred shares to the Administrator at a rate of 1.5% of the total outstanding equity interests of the Segregated Portfolio after giving effect to such issuance, per annum (the “SPC preferred shares”), which are exchangeable on a one-for-one basis into Class A ordinary shares of the Company, in respect of management services on a go-forward basis (together with any other Class A shares issued in respect of management fees, “Management Fee Shares”). The Management Fee Shares will be accounted for as a management services fee expense and an equity issuance in the Company’s consolidated financial statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

2. RELATED PARTY TRANSACTIONS

In connection with the Offering, the Company adopted an Amended and Restated Operating Agreement, which created different classes of membership interests, as described in Note 1. As a result, all of the Company’s original membership interests were converted into Class B shares.

As indicated in Note 1, the Company agreed to pay Gallery an expense allocation payment of $275,000.

The Administrator contractually provides management services to the Company. The management services fee is paid by issuing Management Fee Shares to the Administrator at a rate of 1.5% of the total Class A shares of the Company outstanding per annum. The Management Fee Shares are issued using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable. The Company recorded $21,480 in management fees relating to the issuance of 1,074 Class A preferred shares to the Administrator for the period January 1, 2025 through June 30, 2025. The Company recorded $21,120 in management fees relating to the issuance of 1,056 Class A preferred shares to the Administrator for the period January 1, 2024 through June 30, 2024. The management services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement. The Company recognizes the management services fees expense at the time of issuance of the related Management Fee Shares as the requisite service period is considered completed.

The Company is party to a Management Services Agreement with the Administrator, in which the Administrator pays the Company a de minimis annual royalty for the rights to commercialize the Artwork for the duration of the operations of the Company.

F-9

All balances and transactions denoted as to or from “affiliate” on the accompanying balance sheet, statement of operations, and statement cash flows represent related party transactions.

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, other thana management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of Management Fee Shares. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Management Fee Shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2025 and reflected their effects, if any, in these consolidated statements through September 26, 2025, the date the financial statements were available to be issued and no material subsequent events have occurred.

F-10

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on October 24, 2022).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on October 24, 2022).*
2.3	Form of Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on January 4, 2024).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-U filed on December 30, 2022).*
6.1	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on January 4, 2024).*
6.2	Form of Intercompany Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on October 24, 2022).*
6.3	Art Purchase Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on October 24, 2022).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 164, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 26, 2025
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 26, 2025
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 26, 2025
Joshua B. Goldstein

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